Filed by WellPoint Health Networks Inc.
pursuant to Rule 425 of the Securities
Act of 1933 and deemed filed pursuant
to Rule 14a-12 of the Securities
Exchange Act of 1934

Subject Company: WellPoint Health Networks Inc.
Commission File No.: 1-13083

        This filing contains certain forward-looking information about Anthem, Inc. ("Anthem"), WellPoint Health Networks Inc. ("WellPoint") and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission ("SEC") made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem's merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem's and WellPoint's various SEC reports, including but not limited to Anthem's and WellPoint's Annual Reports on Form 10-K for the year ended December 31, 2003.

        This filing may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint. In connection with the proposed transaction, Anthem has filed on November 26, 2003 a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. Anthem will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE

BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

        Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Anthem's Current Report on Form 8-K, filed with the SEC on October 27, 2003, contains information regarding Anthem's participants and their interests in the solicitation. Information concerning WellPoint's participants is set forth in the proxy statement, dated March 31, 2003, for WellPoint's 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of Anthem's and WellPoint's participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

* * *

        The following publication was and will be distributed to employees of WellPoint Health Networks Inc. commencing on April 1, 2004.

2

Transition Planner News and information for associates
Volume I, Issue I April 1, 2004

IN THIS ISSUE:

  •
  Welcome to the Transition Planner!

  •
  Leaders Hail Opportunities

  •
  Executive Steering Committee

  •
  Progress on Approvals/Clearances

  •
  Answering Your Questions

WELCOME TO THE TRANSITION PLANNER!

        The Transition Planner is a new publication designed to keep you up-to-speed on the planned Anthem-WellPoint merger. The publication will be an important source for news and information as we proceed through the transition-planning process and on through the close of the transaction scheduled for mid-year.

        The planned merger will provide new and exciting opportunities, including the creation of an even more extraordinary company. Transition planning and communications will be key to this process, and both companies have a real commitment to keeping all associates informed as quickly as possible.

        "I am very excited about communicating with our associates about the upcoming Anthem-WellPoint merger," said Larry Glasscock, Anthem's chairman, president and CEO. "The Transition Planner will be a key tool as we work to share new developments and milestones throughout the process."

        WellPoint Chairman and CEO Leonard Schaeffer added, "Associate communications are critical to a smooth and successful transition. Larry and I are committed to communicating openly and honestly with associates, and in a manner that is as timely as possible."

        New editions of The Transition Planner will be e-mailed to associates once a month, provided there is new and valuable information to share, and special editions will be published when warranted.

LEADERS HAIL OPPORTUNITIES, ACKNOWLEDGE RESPONSIBILITY AT KICKOFF

        As Anthem and WellPoint prepare to merge, we have a significant opportunity to plan for a new company that will better serve its members and support its network providers. But successfully integrating our two companies will also present significant challenges.

        Larry Glasscock and Leonard Schaeffer welcomed approximately 80 associates from both companies to a meeting in Denver to begin to address the challenges and opportunities our merger presents. The two-day meeting served as the kickoff for transition-planning teams and was designed to provide a chance to learn more about our new partners and the leaders of both organizations, as well as to begin developing plans to ensure a successful post-closing integration.

        "The transition-planning process must be full, fair, fact-based and collaborative," Larry told the associates assembled. "We have to make sure we put our individual interests aside and focus on how we create the best company in America," he said. "It's about teamwork, about creating something for the future that will be valued by our customers, shareholders and associates and the physicians and hospitals in our networks."

        Leonard stressed the importance of building for the future. "Both our companies are very good, but we have to ask: "What's the best way for the future? What challenges are out there, and what's the best way to be ready for them?' Don't look at what worked in the past and assume it's going to be successful in the future," he cautioned. "The world changes. We have to be a company that always changes."

        Both men spoke of the extraordinary responsibility planning the new company presents. "We have every responsibility to the people who depend on us, the people whose health care we finance," Leonard said. "We cannot let them down."

27 Teams Tapped to Make It Happen

        Numerous functional teams, with representatives from both companies, were represented at the kickoff meeting. In the weeks ahead, these teams will develop and present analyses and action plans to achieve targeted improvements in service and cost savings, and will be responsible for making recommendations to the merger's Executive Steering Committee (ESC). Although appropriate planning, assessment and communication will take place during the transition process, actual implementation will not occur until after the close of the transaction. The Transition Planner will be your source for information on strategies and decisions as they are approved for release during the planning process. In the meantime, let's keep our focus where it needs to be for continued success: squarely on delivering the superior products and services that meet our customers' needs and expectations.

EXECUTIVE STEERING COMMITTEE PROVIDING LEADERSHIP

        The Executive Steering Committee (ESC) for the Anthem-WellPoint merger has been named and has held a series of preliminary meetings. These meetings served as the official start of the transition-planning process as committee members began discussing the framework for transition planning. Headed by Anthem Executive Vice President and Chief Financial Officer Mike Smith and WellPoint Executive Vice President, Integration Planning/Implementation and Chief Actuary Alice Rosenblatt, the ESC is leading the transition-planning process, working with executive management of both companies to determine strategy and oversight for the post-closing integration.

        Joining Mike and Alice on the ESC are, from Anthem, Mark Boxer, senior vice president, chief strategy and business development officer; Randy Brown, senior vice president, human resources; Keith Faller, president, Anthem Midwest; and Jane Niederberger, senior vice president, chief information officer. Members from WellPoint include Dave Colby, executive vice president and chief financial officer; Dave Helwig, chief executive officer and president, Blue Cross of California; Ron Ponder, executive vice president and chief information officer; and Tom Van Berkem, senior vice president, human resources.

        The ESC is charged with leading a collaborative planning process that achieves transition goals as quickly and smoothly as possible following the close. Throughout the process, the focus will be on a fair and balanced review of alternative strategies as we work together to achieve consensus as to what is right for the new company. This involves overseeing the work of the multiple transition-planning teams. The ESC will also establish transition-planning timelines, deliverables, important dates and key goals.

PROGRESS MADE ON REGULATORY HURDLES

        Prior to completing the merger, Anthem and WellPoint are required to file certain documents with the Securities and Exchange Commission (SEC) and the Department of Justice (DOJ), and must gain state regulatory approvals.

        A Form S-4 registration statement was filed with the SEC in November. A part of this document, known as the proxy statement, will eventually be sent to the shareholders of both companies when they are asked to vote upon the merger. In December, the SEC indicated that they did not intend to review the Form S-4 and, therefore, the proxy statement may now be mailed to each company's shareholders. WellPoint and Anthem currently expect to hold shareholder meetings sometime in the second quarter of 2004, and the proxy statement will be mailed to each company's shareholders about 20 to 30 days before the meetings.

        In January, a notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 was filed with the DOJ. Under the Hart-Scott-Rodino Act, the companies may not proceed with the merger until the required filing has been made and the DOJ has had 30 days to review the filing. On February 26, the DOJ granted so-called "early termination" to the 30-day period. No further filings are required with the DOJ.

        The Blue Cross and Blue Shield Association board of directors voted unanimously on March 18 to grant approval of the transfer of WellPoint's Blue licenses in connection with the merger.

        Anthem and WellPoint representatives have been busy meeting with state regulators to answer questions, file appropriate forms and schedule hearings as part of the process to gain the necessary state approvals. Work continues toward concluding the state regulatory process.

ANSWERING YOUR QUESTIONS

        Mergers like ours afford customers and associates exciting opportunities, but they also generate questions and—sometimes—concerns. As part of our overall communications effort, we are committed to helping you better understand the impact of the Anthem-WellPoint merger by answering as many of your questions as possible.

        For a start, here are some common questions that have been received from associates since the announcement of the planned merger. We hope the answers will help clarify some of your questions. In the coming weeks, a new online forum will be available on WorkSite for you to submit questions about the merger. In the meantime, you may submit questions through "Ask the Chairman," listed under the Investor Relations & Corporate Communications Corporate Link on WorkSite.

FREQUENTLY ASKED QUESTIONS ABOUT THE ANTHEM-WELLPOINT MERGER

1.    What will happen to . . . ?

        Many of the questions submitted involve the eventual impact the merger will have on our business. We are focused on securing the various approvals to close the transaction, so it is too early to know about what structural and operational changes might be made.

        We will follow a very thorough transition-planning process for post-close implementation. As always, decisions will be made based on what is in the best interest of our customers. And, because we know mergers create a certain level of uncertainty among associates, we are committed to communicating as much information as possible and as soon as possible.

2.    Why was the decision made to have Anthem assume the WellPoint name?

        The WellPoint name is very well recognized and respected in the managed care industry and within the investor community, and WellPoint has been named FORTUNE magazine's Most Admired Health Care Company for an unprecedented six years in a row. We're confident that the WellPoint name will continue to bring goodwill and positive recognition in the marketplace.

3.    What will the new stock ticker symbol be after the merger is completed?

        At closing, Anthem, Inc. will change its name to WellPoint, Inc. If the New York Stock Exchange approves, WellPoint's existing stock symbol, "WLP," will be the stock ticker symbol for the combined company.

4.    What will happen to associates' non-exercised stock options after the merger?

        At the time the merger is completed, unexercised WellPoint options will be converted to the new company's (still the WellPoint name) options. The number and exercise price of these options will be adjusted so that the total purchase price and potential gain upon exercise are the same before and after the conversion.

        If you have shares in our 401(k) Plan, then shares of stock in the new company and a $23.80 per share cash payment will be placed in your 401(k) account. A cash payment will not be sent to you.

        Detailed information about the effect of the merger on our stock programs can be found on the HR Corporate Link on WorkSite.

5.    What can you tell me about the California lawsuit filed by a WellPoint shareholder?

        This suit was filed by a single shareholder seeking class-action status. WellPoint announced that it intends to vigorously defend against this suit. We will keep you informed of the status of the case as appropriate.

6.    Will our benefits change with the merger? What can we expect?

        For the time being, there is no change. Since we believe that it will take until mid-2004 for the merger to close, it is likely that you will see minimal changes related to the merger for calendar year 2004.

        It will be important to look at the total benefits of both companies as we develop the right offerings for associates. Also, we will always keep an eye on external trends. Assessing the most effective way to move to a common reward platform over time will be a focus of one of the transition-planning teams. As is our standard practice, we will communicate to our associates as decisions are reached.

7.    What is the communication plan for the merger?

        Our communications plan actually began last October 27, with a cascaded announcement throughout both companies. Beginning with this issue, The Transition Planner and the Intranet site will now serve as the cornerstones of our internal communications about the planned merger.

        We are committed to communicating with associates throughout the process. This commitment, as you know, begins with Larry Glasscock and Leonard Schaeffer. As with past affiliations, we will keep associates up-to-date on key developments and milestones along the way.

8.    What is the status of the review and approval process by state regulators?

        Generally, the companies must file what is called a Form A with the departments of insurance of the various states in which WellPoint has regulated subsidiaries. The Form A filings have been made and the companies are in the process of responding to additional requests made by the regulators. In certain states, hearings have either been held or will shortly be held. We are continuing to work toward the completion of the regulatory approval process and believe that the transaction will close by mid-year.

9.    Do WellPoint and Anthem have a similar regional model, and how will the merger impact this?

        Anthem and WellPoint each have an operating philosophy that provides for local management and decision-making responsibilities. This allows for more effective delivery of products and services to members and closer interaction with hospitals, doctors and other health professionals.

        WellPoint's operating structure includes BCBS of Georgia, BC of California, BCBS of Wisconsin, specialty business and a central region that includes UNICARE, HealthLink and BCBS of Missouri. Anthem's model consists of specialty business and four regions: East (including Maine, New Hampshire and Connecticut); Southeast (Virginia); Midwest (Indiana, Ohio and Kentucky); and West (Colorado and Nevada).

        Again, it is too soon to know what structural changes might be made after the close.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

        This document contains certain forward-looking information about Anthem, Inc. ("Anthem"), WellPoint Health Networks Inc. ("WellPoint") and the combined company after completion of the proposed transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission ("SEC") made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem's merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem's and WellPoint's various SEC reports, including but not limited to Anthem's and WellPoint's respective annual reports on Form 10-K for the year ended December 31, 2003.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

        Anthem has filed on November 26, 2003 a preliminary registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with Anthem's proposed merger with WellPoint. Anthem will file a final registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

PARTICIPANTS IN SOLICITATION

        Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Anthem's Current Report on Form 8-K, which was filed with the SEC on October 27, 2003, contains information regarding Anthem's participants and their interests in the solicitation. Information concerning WellPoint's participants is set forth in the proxy statement, dated March 31, 2003, for WellPoint's 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of Anthem's and WellPoint's participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.